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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Riviera Holdings Corporation
     ----------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    769627100
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                      D. E. Shaw Laminar Portfolios, L.L.C.
                           Attn: Compliance Department
                           120 West Forty-Fifth Street
                               Floor 39, Tower 45
                               New York, NY 10036
                                  212-478-0000
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Christopher Boies, Esq.
                          Boies, Schiller & Flexner LLP
                                 333 Main Street
                                Armonk, NY 10504
                                  914-749-8200

                                  April 5, 2004
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 769627100                                           PAGE 1 OF 10 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D. E. Shaw Laminar Portfolios, L.L.C.
         FEIN 01-0577802
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       -0-
              ------------------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY          350,000
  OWNED BY    ------------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           -0-
              ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       350,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         350,000
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 769627100                                           PAGE 2 OF 10 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D. E. Shaw & Co., L.P.
         FEIN 13-3695715
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       -0-
              ------------------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY          350,000
  OWNED BY    ------------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           -0-
              ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       350,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         350,000
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IA, PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 769627100                                           PAGE 3 OF 10 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         D. E. Shaw & Co., L.L.C.
         FEIN 13-3799946
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       -0-
              ------------------------------------------------------------------
   NUMBER OF      8    SHARED VOTING POWER
    SHARES
  BENEFICIALLY         350,000
   OWNED BY   ------------------------------------------------------------------
     EACH         9    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH          -0-
              ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       350,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         350,000
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP NO. 769627100                                           PAGE 4 OF 10 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David E. Shaw

--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3    SEC USE ONLY

--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
    5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                        [ ]

--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER

                       -0-
              ------------------------------------------------------------------
  NUMBER OF       8    SHARED VOTING POWER
   SHARES
 BENEFICIALLY          350,000
  OWNED BY    ------------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           -0-
              ------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       350,000
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         350,000
--------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (SEE INSTRUCTIONS)                                           [ ]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
--------------------------------------------------------------------------------

ITEM 1.           SECURITY AND THE ISSUER

         This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Riviera Holdings Corporation, a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Issuer are located at 2901 Las Vegas Boulevard South, Las Vegas, NV 89109.

ITEM 2.           IDENTITY AND BACKGROUND

         (a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("Laminar"), D. E. Shaw & Co., L.P., a Delaware limited partnership ("DESCO LP"), D. E. Shaw & Co., L.L.C., a Delaware limited liability company ("DESCO LLC"), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the "Reporting Persons"). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 2 and incorporated herein by reference.

         (b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

         (c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies. Laminar has no executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO Inc."), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation ("DESCO II, Inc."), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

         (d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In acquiring 106,800 shares of Common Stock owned by Laminar prior to April 5, 2004, Laminar invested approximately $854,400 (excluding commissions) of its working capital. On April 5, 2004, Laminar invested approximately $2,432,000 (exluding commissions) of its working capital in acquiring 243,200 additional shares of Common Stock.

ITEM 4.           PURPOSE OF TRANSACTION.

         Laminar purchased the shares of Common Stock for the purpose of investing in the Issuer. Laminar will review its investment in the shares of Common Stock from time to time and subject to applicable law and regulation and subject to limitations contained in the Issuer's Articles of Incorporation on Common Stock voting rights of parties who own 10% or more of the shares of Common Stock issued and outstanding and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to:

     - acquire through open market purchases or otherwise additional shares of Common Stock;

     -   sell through the open market or otherwise; or

     - otherwise engage or participate in a transaction with the purpose or effect of changing or influencing control of the Issuer.

Such transactions may take place at any time without prior notice. There can be no assurance, however, that Laminar or any other Reporting Persons will take any such action.

         As part of Laminar's ongoing review, Laminar will from time to time hold talks or discussions with and respond to any inquiries from various parties, including, without limitation, the Issuer's Board of Directors, management or representatives, other shareholders and other persons or entities regarding the Issuer's affairs and strategic alternatives. Laminar has had discussions with and may from to time continue to discuss potential strategic alternatives related to the Issuer with Mr. Fabrizio Boccardi of Las Vegas, Nevada. Mr. Boccardi made an unsolicited bid to purchase the Issuer in April of 2003. Neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 has entered into any contracts, arrangements or understandings with respect to any securities of the Issuer with Mr. Boccardi or any other third party. Based on the above-referenced talks, discussions or inquiries, and subject to applicable law and regulation and subject to limitations contained in the Issuer's Articles of Incorporation on Common Stock voting rights of parties who own 10% or more of the shares of Common Stock issued and outstanding and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to pursue various strategic alternatives in respect of its investment in the Issuer. Such actions may include, without limitation, direct or indirect participation in the following:

     - forming and conducting potential strategic developments and plans related to the Issuer;

     -   seeking representation on the Board of Directors of the Issuer;

     - making recommendations to the Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, Articles of Incorporation or Bylaws or other matters;

     - seeking to acquire control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

     - restructuring and effecting other significant transactions with respect to the Issuer;

     -   participating in "going private" transaction;

     - taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

     -   providing financing for any of the foregoing.

Such transactions may take place at any time without prior notice. There can be no assurance, however that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Laminar or any other Reporting Person.

                  Except as contemplated in this Item 4, no Reporting Person has any plans or proposals of the types referred to in clauses (a) through (j) of
Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) Based upon the Issuer's Annual Report on Form 10-K for the year ended December 31, 2003, there were 3,610,155 shares of Common Stock outstanding as of March 2004. Based on the foregoing, the 350,000 shares of Common Stock beneficially owned by Laminar (the "Subject Shares"), represent approximately 9.7% of the shares of Common Stock issued and outstanding.

         Laminar will have the power to vote or to direct the vote (and the power to dispose or direct the disposition of) of the Subject Shares.

         DESCO LP as Laminar's investment adviser and DESCO LLC as Laminar's managing member also may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared the power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposition of) of the Subject Shares. None of DESCO LP,

DESCO LLC, DESCO, Inc., or DESCO II, Inc. owns any shares of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.

         David E. Shaw does not own any shares of the Issuer directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw's position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares owned by Laminar constituting approximately 9.7% of the outstanding shares of Common Stock and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

         As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares owned by Laminar.

         (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Laminar in the shares of Common Stock within the last 60 days, which were all brokered transactions, are set forth below:

  Date                     Purchase/Sale              Price/Unit
  ----                     -------------              ----------
3/10/2004                     (5,000)                   $ 7.44
3/12/2004                    (11,600)                   $ 7.11
3/15/2004                     (8,400)                   $ 7.05
3/30/2004                     98,000                    $ 8.00
4/02/2004                     33,800                    $ 8.00
4/05/2004                    243,200                    $10.00

Except as set forth above, within the last 60 days, no other transactions in shares of Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Laminar.

         Clause (e) of Item 5 of Schedule 13D is not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in
Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Powers of Attorney, granted by David E. Shaw in favor of the signatories hereto, among others, each dated February 24, 2004.

Exhibit 2 Joint Filing Agreement, by and among the Reporting Persons, dated April 15, 2004.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, each dated February 24, 2004, granted by David E. Shaw in favor of the signatories hereto, among others, are attached hereto as
Exhibit 1 and incorporated herein by reference.

Dated: April 15, 2004

                                   D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
                                   By: D. E. SHAW & CO., L.L.C.,
                                       as managing member

                                   By: /s/ Stuart Steckler
                                       -----------------------------------------
                                       Name: Stuart Steckler
                                       Title: Managing Director

                                   D. E. SHAW & CO., L.P.

                                   By: /s/ Stuart Steckler
                                       -----------------------------------------
                                       Name: Stuart Steckler
                                       Title: Managing Director

                                   D. E. SHAW & CO., L.L.C.

                                   By: /s/ Stuart Steckler
                                       -----------------------------------------
                                       Name: Stuart Steckler
                                       Title: Managing Director

                                   DAVID E. SHAW

                                   By: /s/ Stuart Steckler
                                       -----------------------------------------
                                       Name: Stuart Steckler
                                       Title: Attorney-in-Fact for David E. Shaw